Exhibit 99.1

Penn National Gaming Completes Acquisition of
Score Media and Gaming Inc.

- Transaction Creates North America’s Leading Digital Sports Content, Gaming and
Technology Company -

OCTOBER 19, 2021 -- WYOMISSING, Pa. and TORONTO, On -- Penn National Gaming, Inc. (PENN: NASDAQ) (“Penn National” or the “Company”) today completed its previously announced acquisition of Score Media and Gaming Inc. (“theScore”) for total consideration of approximately U.S.$2.0 billion in cash and stock.

The acquisition of theScore fortifies Penn National’s digital media and gaming strategy, creating a complete one-stop entertainment destination. theScore is the third most popular sports media app in North America and number one in Canada. Adding theScore’s fully integrated media and betting platform and cutting-edge technology will further strengthen Penn National’s existing ecosystem and ability to seamlessly serve its customers. Pairing theScore with Barstool Sports provides Penn National with two of North America’s most powerful and unique sports media assets, with the capabilities to generate best-in-class engagement and enhanced customer acquisition and retention across its media and gaming properties.

“We’re excited to be creating this powerful new entertainment flywheel that will provide us with multiple growth channels that transcend our current business verticals,” said Jay Snowden, President and CEO of Penn National Gaming. “We look forward to entering the Canadian gaming market, which represents a compelling new opportunity, and are proud to have John Levy and his family and their entire team bring their best-in-class technology, unique perspective and skill sets to our Penn National family,” concluded Mr. Snowden.

John Levy, Chairman and Chief Executive Officer of theScore, commented, “It is a truly exciting time to join Penn National and collaborate with their team to build a highly innovative and first-of-its-kind sports media and gaming company. There is natural alignment between the two companies, and we are perfectly positioned to capitalize on the growing entertainment opportunities across mobile sports media, sports betting and online casino. We believe the combined company is well-positioned to continue growing our business across North America, including the expected opening of sports betting and iGaming in Ontario later this year.”

Early Warning Reporting

Immediately prior to the effective date of the transaction, Penn National and its subsidiaries owned an aggregate of 1,666,667 Class A Subordinate Voting Shares of theScore (“Class A Shares”), representing approximately 2.98% of the outstanding shares of theScore (“theScore Shares”) at such time. Under the terms of the transaction, 1317774 B.C. Ltd. (the “Purchaser”), an indirectly wholly owned subsidiary of Penn National, acquired each of the issued and outstanding theScore Shares (other than those held by Penn National and its subsidiaries) for US$17.00 (approximately C$21.04 based on the Bank of Canada’s USD/CAD exchange rate on October 18, 2021, the date prior to the effective date of the acquisition) and either 0.2398 of a share of Penn National common stock (each whole share, a “Penn Share”) or, if validly elected, 0.2398 of an exchangeable share in the capital of the Purchaser (each whole share, an “Exchangeable Share”). The aggregate consideration delivered pursuant to the transaction for theScore Shares (including cash payments in lieu of fractional shares) was US$922,813,176.67 (approximately C$1,141,981,306.13), 12,319,340 Penn Shares and 697,539 Exchangeable Shares. Each whole Exchangeable Share is exchangeable for one whole Penn Share, subject to adjustment. The closing trading price of a Penn Share on NASDAQ on October 18, 2021, the date prior to the effective date of the transaction, was US$77.30 (approximately C$95.66).

An early warning report will be filed on SEDAR at www.sedar.com under the theScore’s profile. In order to obtain a copy of the early warning report, please contact Penn National’s Secretary at: (610) 373-2400.

The Class A Shares will be delisted from the Toronto Stock Exchange and theScore intends to apply to cease to be a reporting issuer in Canada. The Class A Shares have been suspended from trading and will be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934 in accordance with applicable law. The Toronto Stock Exchange will disseminate a notice announcing the delisting of the Class A Shares in due course. Registered holders of Class A Shares should send their completed and executed letters of transmittal and related share certificates, if any, to the depository for the transaction, Computershare Investor Services Inc., as soon as possible in order to receive the consideration to which they are entitled under the transaction.

In connection with the closing of the acquisition, the Purchaser has obtained an order from the Canadian securities regulatory authorities exempting it from the Canadian continuous disclosure obligations on a basis consistent with the conditions set out in applicable securities law provisions that would otherwise apply to the Purchaser but for the terms of the Exchangeable Shares not providing for voting rights.

The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) shall be C$94.756.

About Penn National Gaming

With the nation's largest and most diversified regional gaming footprint, including 43 properties across 20 states, Penn National continues to evolve into a highly innovative omni-channel provider of retail and online gaming, live racing and sports betting entertainment. Penn National’s properties feature approximately 50,000 gaming machines, 1,300 table games and 8,800 hotel rooms, and operate under various well-known brands, including Hollywood, Ameristar, and L'Auberge. Penn National’s wholly-owned interactive division, Penn Interactive Ventures, LLC, operates retail sports betting across its portfolio, as well as online social casino, bingo, and iCasino products. In February 2020, Penn National entered into a strategic partnership with Barstool Sports, Inc. (“Barstool”) whereby Barstool will exclusively promote Penn National’s land-based and online casinos and sports betting products, including the Barstool Sportsbook mobile app, to its national audience. Penn National’s omni-channel approach is bolstered by the mychoice loyalty program, which rewards and recognizes its over 24 million members for their loyalty to both retail and online gaming and sports betting products with the most dynamic set of offerings, experiences, and service levels in the industry. Penn National is a corporation organized under the laws of the Commonwealth of Pennsylvania. The Purchaser, an indirectly wholly owned subsidiary of Penn National, is a British Columbia corporation that was formed in connection with the Arrangement. The head office of the Purchaser and Penn National is located at 825 Berkshire Blvd., Suite 200, Wyomissing, Pennsylvania, 19610.

About theScore

theScore empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. theScore’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. theScore also creates and distributes innovative digital content through its web, social and esports platforms. The head office of theScore is located at 500 King Street West, Fourth Floor, Toronto, Ontario, M5V 1L9.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

These statements can be identified by the use of forward-looking terminology such as “expects,” “believes,” “estimates,” “projects,” “intends,” “plans,” “goal,” “seeks,” “may,” “will,” “should,” or “anticipates” or the negative or other variations of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Specifically, forward-looking statements include, but are not limited to, statements regarding the expected delisting of theScore Shares from the TSX and NASDAQ and the Company’s digital media and gaming strategy. Such statements are all subject to risks, uncertainties and changes in circumstances that could significantly affect the Company’s future financial results and business. Accordingly, the Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include, but are not limited to: (a) the magnitude and duration of the impact of the COVID-19 pandemic on general economic conditions, capital markets, unemployment, consumer spending and the Company’s liquidity, financial condition, supply chain, operations and personnel; (b) the Company may not be able to achieve the anticipated financial returns from the acquisition of theScore due to fees, costs and taxes in connection with the integration of Barstool Sports and theScore; (c) potential adverse reactions or changes to business or regulatory relationships resulting from the announcement or completion of the acquisition; (d) the ability of the Company or theScore to retain and hire key personnel; (e) other factors as discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each as filed with the U.S. Securities and Exchange Commission; and (f) other factors as discussed in theScore’s Annual Information Form as filed with applicable securities regulatory authorities in Canada and as filed with the U.S. Securities and Exchange Commission, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission, including its Management’s Discussion & Analysis and Management Information Circular. Neither the Company nor theScore intends to update publicly any forward-looking statements except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release may not occur.

For more information, please contact:

Investor Relations:

Joseph Jaffoni
JCIR

penn@jcir.com

212-835-8500

General Media Inquiries:

Eric Schippers

SVP, Public Affairs & Government Relations

Penn National Gaming

Eric.Schippers@pngaming.com

610-378-8321

Daniel Sabreen

Vice President, Communications

Score Media and Gaming Inc.

dan.sabreen@thescore.com

917-722-3888 ext. 706